June 21, 2017

VIA EDGAR

Eric McPhee

Senior Staff Accountant

Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mailstop 3233

Washington, D.C. 20549

Re:	RE/MAX Holdings, Inc.
Form 10‑K for the Fiscal Year Ended December 31, 2016
Filed February 24, 2017 Form 8‑K Filed May 4, 2017
File No. 001‑36101

Dear Mr. McPhee:

On behalf of RE/MAX Holdings, Inc.  (“RE/MAX Holdings” or the “Company”), we are writing in response to the comments contained in the letter dated June 8, 2017 (the “Comment Letter”) of the Staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10‑K for the year ended December 31, 2016 and the Company’s  Form 8‑K filed on May 4, 2017. For the convenience of the Staff’s review, we have set forth in bold type the comment contained in the Comment Letter along with the response of the Company.

Form 8‑K  filed May 4, 2017

Exhibit 99.1

Non-GAAP Financial Measures

1.

We note your presentation of Adjusted EBITDA and the reasons why management believes the non-GAAP measure is useful to investors.  Please revise your disclosure in future filings to provide an explanation as to why management believes each specific non-GAAP measure provides useful information to investors.  Reference is made to Item 10(e)(i)(C) of Regulation S-K.  This comment should also be applied to your quarterly earnings presentation posted on your website.  In addition, please tell us, and revise your disclosure to address, why you have decided to present your Adjusted net income and related per share measures on a gross basis as it relates to the noncontrolling interest.

Response:  In response to the Staff’s comment, the Company will revise its disclosure in future filings to provide an explanation as to why management believes each specific non-GAAP measure provides useful information to investors.  This revision will also be applied to future quarterly earnings presentations posted to the Company’s website.

With respect to the Staff’s comment on Adjusted net income and related per share measures being presented on a gross basis, management believes that this presentation (i) facilitates comparisons with other companies that have more traditional corporate structures that do not have a non-controlling

U.S. Securities and Exchange Commission

June 21, 2017

interest and (ii) provides increased transparency in analyzing the Company’s financial performance period over period.

The only business of RE/MAX Holdings is to act as the sole manager of RMCO, LLC (“RMCO”).  As a limited liability company (treated as a partnership for income tax purposes), RMCO does not incur significant U.S. federal or state income taxes, as these taxes are primarily the obligations of its members.  As disclosed in the second table of Footnote 3 of our Quarterly Report on Form 10‑Q for the period ended March 31, 2017, the provision for income taxes attributable to RE/MAX Holdings (a C Corporation) is primarily comprised of U.S. federal and state income taxes on its proportionate share of the pass-through income from RMCO.  The earnings of RMCO attributable to the non-controlling interest are passed through, resulting in a minimal provision for income taxes (primarily certain foreign income taxes directly imposed on RMCO).  As a result, the Company’s effective tax rate in accordance with U.S. generally accepted accounting principles (“GAAP”) is low and is (a) not necessarily comparable to peer companies and (b) would increase in the event the non-controlling unitholders exchange their units for additional shares of Class A  common stock in the future.   As a result of these factors, the Company has elected to present Adjusted net income on a gross basis.  The Company believes that the gross presentation of Adjusted net income  is useful to investors as it eliminates the non-controlling interest and provides investors with an adjusted measure of the Company’s financial performance as if there were a full exchange of the non-controlling interests for shares of Class A common stock (adjusting for the additional items noted, including amortization of acquired intangible assets).

In addition, Adjusted net income and Adjusted EPS are useful measures to evaluate period over period comparisons because they eliminate the effect of changes in net income attributable to RE/MAX Holdings that are driven by increases in its ownership of RMCO, which are unrelated to the Company’s operating performance.

In  response to the Staff’s  comment, the Company will revise its disclosure in future filings in regards to Adjusted net income and related per share measures to include the language below, or similar variations thereof.  The Company will also add a footnote disclosure to its existing Adjusted net income reconciliation to explain the reasons the Company’s effective tax rate would be expected to increase to 38% in the event of an exchange of 100% of the non-controlling interests for shares of Class A common stock.

“Adjusted net income is defined as Net income attributable to RE/MAX Holdings, Inc., assuming the full exchange of all outstanding non-controlling interests for shares of Class A common stock as of the beginning of the period (and the related increase to the provision for income taxes after such exchange), plus primarily non-cash items and other items that management does not consider to be useful in assessing the Company’s operating performance (e.g., amortization of acquired intangible assets, gain on sale or disposition of assets and sub-lease, loss on early debt extinguishment, public-offering related expenses, acquisition-related expenses and equity-based compensation expense).

Adjusted basic and diluted earnings per share (Adjusted EPS) are defined as Adjusted net income (as defined above) divided by pro forma (assuming the full exchange of all outstanding non-controlling interests)  basic and diluted weighted average shares, as applicable.

U.S. Securities and Exchange Commission

June 21, 2017

When used in conjunction with GAAP financial measures, Adjusted net income and Adjusted EPS are supplemental measures of operating performance that management believes are useful measures to evaluate the Company’s performance relative to the performance of its competitors as well as performance period over period.  By assuming the full exchange of all outstanding non-controlling interests, management believes these measures:

•	facilitate comparisons with other companies that do not have a low effective tax rate driven by a non-controlling interest on a pass-through entity;

•

facilitate period over period comparisons because they eliminate the effect of changes in Net income attributable to RE/MAX Holdings, Inc. driven by increases in its ownership of RMCO, LLC, which are unrelated to the Company’s operating performance; and

•	eliminate primarily non-cash and other items that management does not consider to be useful in assessing the Company’s operating performance.”

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If you require additional information or have any questions about this letter, please call me at (303) 796‑3650.

Very truly yours,

/s/ Karri R. Callahan

Karri R. Callahan

Chief Financial Officer